Exhibit 12

CONSOLIDATED EARNINGS RATIOS

The following table sets forth, for the years and periods ended, Protective Life Insurance Company’s (the “Company”) ratios of:

•                  Consolidated earnings to fixed charges.

•                  Consolidated earnings to fixed charges before interest credited on investment products.

	For The Year Ended December 31,
	2013	2012	2011	2010	2009
Ratio of Consolidated Earnings to Fixed Charges (1)	1.4	1.4	1.4	1.3	1.4
Ratio of Consolidated Earnings (Losses) to Fixed Charges Before Interest Credited on Investment Products (2)	4.7	5.8	6.1	5.5	10.4

(1)The Company calculates the ratio of “Consolidated Earnings to Fixed Charges” by dividing the sum of income (loss) from continuing operations before income tax (BT), interest expense (which includes an estimate of the interest component of operating lease expense) (I) and interest credited on investment products (IP) by the sum of interest expense (I) and interest credited on investment products (IP).   The formula for this ratio is: (BT+I+IP)(I+IP).  The Company continues to sell investment products that credit interest to the contract holder.  Investment products include products such as guaranteed investment contracts, annuities, and variable universal life interest credited insurance policies.  The inclusion of interest credited on investment products results in a negative impact on the ratio of earnings to fixed charges because the effect of increases in interest credited to contract holders more than offsets the effect of the increase in earnings.

(2)The Company calculates the ratio of “Consolidated Earnings (Losses) to Fixed Charges Before Interest Credited on Investment Products” by dividing the sum of income (loss) from continuing operations before income tax (BT) and interest expense (I) by interest expense (I).  The formula for this calculation, therefore, would be: (BT+I)/I.

Computation of Consolidated Earnings Ratios

	For The Year Ended December 31,
	2013	2012	2011	2010	2009 (1)
	(Dollars In Thousands, Except Ratio Data)
Computation of Ratio of Consolidated Earnings (Losses) to Fixed Charges
Income (Loss) from Continuing Operations before Income Tax	$422,499	$459,579	$475,275	$333,176	$390,441
Add Interest Expense (1)	115,113	95,759	93,797	73,841	41,411
Add Interest Credited on Investment Products	875,180	962,678	993,574	972,806	993,245
Earnings before Interest, Interest Credited on Investment Products and Taxes	$1,412,792	$1,518,016	$1,562,646	$1,379,823	$1,425,097
Earnings before Interest, Interest Credited on Investment Products and Taxes Divided by Interest expense and Interest Credited on Investment Products	1.4	1.4	1.4	1.3	1.4
Computation of Ratio of Consolidated Earnings (Losses) to Fixed Charges Before Interest Credited on Investment Products
Income (Loss) from Continuing Operations before Income Tax	$422,499	$459,579	$475,275	$333,176	$390,441
Add Interest Expense (1)	115,113	95,759	93,797	73,841	41,411
Earnings (Losses) before Interest and Taxes	$537,612	$555,338	$569,072	$407,017	$431,852
Earnings (Losses) before Interest and Taxes Divided by Interest Expense	4.7	5.8	6.1	5.5	10.4

(1)Interest expense primarily relates to interest on our non-recourse funding obligations.